PAUL D. FANCHER 404.885.3310 telephone 404.962.6755 facsimile paul.fancher@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

March 7, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attn: Ernest Greene

RE:	Wuhan General Group (China), Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30, 2010
and September 30, 2010
File No. 1-34125

Dear Mr. Greene:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 10, 2011 (the “Comment Letter”) with respect to the above-referenced Form 10-K and Forms 10-Q filed by Wuhan General Group (China), Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company, and to the extent applicable, its operating subsidiaries.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

ATLANTA CHICAGO HONG KONG LONDON NEW YORK NEWARK NORFOLK ORANGE COUNTY PORTLAND
RALEIGH RICHMOND SAN DIEGO SHANGHAI TYSONS CORNER VIRGINIA BEACH WASHINGTON, DC

March 7, 2011

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
We have read your response to comment three from our letter dated December 16, 2010.  Please file your Item 4.02 Form 8-K and amended December 31, 2009 Form 10-K immediately for your restatements and other proposed revisions.  In the Form 10-K/A, for the cash flow restatement, please clearly mark the impacted financial statement columns as restated, include footnote disclosure that discusses the cash flow restatement and quantifies its impact on both your operating and investing activities and ensure your auditors reference the restatement in their revised audit report.  Please also make any necessary revisions to other sections of your filing. In addition, please ensure that you provide updated certifications that refer to the Form 10-K/A.

Simultaneously with the filing of this letter, the Company is filing with the Commission a Form 10-K/A for the year ended December 31, 2009 (the “Form 10-K/A”), a Form 10-Q/A for the quarter ended March 31, 2010 (the “Form 10-Q/A”) and a Form 8-K providing disclosure under Item 4.02 (the “Form 8-K”).  The Form 10-K/A, the Form 10-Q/A and Form 8-K include the restatements, proposed revisions and other disclosures requested in the Comment Letter and referenced in the Company’s previous response letters.

Financial Statements

Balance Sheets, page F-2
12. Bank Loans and Notes, page F-24

2.
We have read your response to comment four from our letter dated December 16, 2010.  Since you did not receive the letter from Standard Charter stating their intent not to take any action against you at this time for noncompliance until May 19, 2010, it is not relevant to your analysis of current vs. long-term debt classification in your December 31, 2009 10-K, which you filed on March 31, 2010.  ASC 470-10-45-11 appears to apply in your situation and you do not meet its criteria for long-term classification of your Standard Charter debt.  In addition, unless the letter you received from Standard Charter specifically states in clear and unambiguous terms that it waives the days accounts receivable ratio and interest coverage ratio covenant violations for at least a period of more than one year from March 31, 2010, then ASC 470-10-45-11 would also be applicable in your March 31, 2010 Form 10-Q and your reliance on ASC 470-10-45-1 (and paragraph b. in particular) is not appropriate in your March 31, 2010 Form 10-Q (filed on May 24, 2010), since one of the key assumptions in the example used in that ASC is that the lender has already provided the waiver for a period of more than a year after the March 31, 2010 balance sheet date at the time the assessment was being made prior to your filing of that Form 10-Q.  Please provide us supplementally with a copy of the letter you received from Standard Charter on May 19, 2010.  In addition, since you did not refinance the Standard Charter debt until July 2010, it is not relevant to your analysis in either your December 31, 2009 10-K or your March 31, 2010 Form 10-Q, since both Forms were filed prior to when the refinancing occurred.  In any event, you have already stated that you will amend your Forms 10-K for the year ended December 31, 2009 and 10-Q for the period ended March 31, 2010 to reflect this debt as current, rather than long-term.  Please do so immediately and clearly mark the impacted balance sheet as restated, include footnote disclosure that discusses the reclassification and quantifies its impact on your current and long-term assets and ensure your auditors reference the reclassification in their revised audit report.  Please also make any necessary revisions to other sections of your filing.

March 7, 2011

The Form 10-K/A, the Form 10-Q/A and Form 8-K include the restatements, proposed revisions and other disclosures requested in the Comment Letter and referenced in the Company’s previous response letters.  Also, attached hereto as Exhibit A is a copy of the letter that the Company received from Standard Chartered on May 19, 2010.

*  *  *  *  *

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Henry Rothman at (212) 704-6179.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Philip Lo
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

March 7, 2011

Juliet Sy, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP

Exhibit A

[Standard Chartered Letterhead]

BY FAX AND BY POST
STRICTLY PRIVATE & CONFIDENTIAL

To:           WUHAN BLOWER CO., LTD. (the “Company”)
Date:

Dear Sirs,

Loan Agreement dated 2 December 2009 (the “Loan Agreement”)

We refer to the Facility provided under the Loan Agreement and other Finance Documents (together “Finance Documents”) entered into by the Company, the Co-borrowers and Standard Chartered Bank (China) Limited, Guangzhou branch (the “Bank”).  Capitalised terms used and not otherwise defined in this Letter shall have the meanings given to them in the Finance Documents.

Section 12.4 of the Loan Agreement provides that:

(a)	the Consolidated Accounts Receivables Days of the Company shall be less than 180 days; and
(b)	EBITA / Interest ratio shall be above 6.0X at the end of 2009.

Based on the information we have been provided with and our recent communication, we understand that the Company has failed to comply with the financial covenants for 2009 financial year.

We acknowledge the non-compliance with the financial covenants for 2009 financial year.

Following our recent correspondence and meetings, we agree that in view of the Company’s continuing growth and current plan in improving its financial performance, we will defer exercising our right to accelerate the Facility, on the conditions that:

1)	no material event of default has occurred and is continuing; and
2)	we will continue reviewing the Company’s financial performance on a quarterly basis and in accordance with Section 12.4 of the Loan Agreement.

Nothing in this letter shall be construed as a waiver of any rights we may have with respect to the Finance Documents and we reserves all rights and remedies at law or under the Finance Documents or elsewhere, including without limitation the right to make further demands in respect to sums owing to us.

Yours faithfully,

/s/
For and on behalf of
Standard Chartered Bank (China) Limited, Guangzhou Branch

By:
Title: